UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report


INTERACTIVE INTELLIGENCE GROUP, INC.


(Exact name of registrant as specified in its charter)







Indiana
000-54450
45-1505676
(State of other jurisdiction of incorporation or organization)
(Commission File Number)

(IRS Employer Identification No.)




7601 Interactive Way, Indianapolis, IN

46278
(Address of principal executive officers)

(Zip Code)





Stephen R. Head, (317) 872-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)




Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

(	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.






Section 1	- Conflict Minerals Disclosure

Item 1.01	- Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

	This Form SD of Interactive Intelligence Group, Inc. (the Company) is filed pursuant to Rule 13p-1 promulgated under the Securities
Exchange Act of 1934, as amended,
for the reporting period January 1, 2014 to December 31, 2014.

	The Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available on the Companys website at investors.inin.com/governance. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.


Item 1.02	- Exhibit

	As specified in Section 2, Item 2.01 of this Form SD, a copy of the Companys
Conflict Minerals Report is provided as Exhibit 1.01 to this report.


Item 2.01	- Exhibit

The following exhibit is filed as part of this report:











Exhibit No.

Description


1.01


Conflict Minerals Report of Interactive Intelligence Group, Inc., as required by Items 1.01 and 1.02 of this Form SD




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Interactive Intelligence Group, Inc.
(Registrant)




By:   /s/ Stephen R. Head

June 1, 2015
Stephen R. Head
Chief Financial Officer, Senior Vice President of Finance and Administration, Secretary and Treasurer

(Date)





EXHIBIT INDEX

c









Exhibit No.

Description

1.01


Conflict Minerals Report of Interactive Intelligence Group, Inc.